EXHIBIT 99.1

Westport Fuel Systems Awarded Key Electronics Supply Contract

Estimated revenue of US$58 million over seven-year period

VANCOUVER, British Columbia, Aug. 31, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that it has been awarded a long-term agreement for the supply of electronic control units to a leading Tier One automotive supplier.

Westport Fuel Systems will manufacture and supply the electronic control units that will be integrated in the electric water pumps of two light-duty vehicle models of the counterparty automotive original equipment manufacturer (“OEM”) in Europe, starting in the first quarter of 2021. The electric coolant pump is the core component of the vehicle cooling system and will result in reduced energy consumption and lower emissions. The electronic control units are to be supplied over a seven-year period with an estimated sales value of US $58 million.

“Westport Fuel Systems is a global leader in gaseous fuel components and systems for clean transportation and this new contract confirms the competitiveness of our electronics product offerings and manufacturing capabilities” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “This supply contract is further evidence of our ability to offer diverse, competitive and market-leading products and services to the global automotive industry.”

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com